Exhibit 99.1

WHITECAP RESOURCES AND VEREN TO COMBINE IN A $15 BILLION TRANSACTION TO CREATE A LEADING CANADIAN LIGHT OIL AND CONDENSATE PRODUCER

CALGARY, AB, March 10, 2025 /PRNewswire/ -- Whitecap Resources Inc. ("Whitecap") (TSX: WCP) and Veren Inc. ("Veren") (TSX: VRN) (NYSE: VRN) are pleased to announce a strategic combination to create a leading light oil and condensate producer with concentrated assets in the Alberta Montney and Duvernay. The combined company will be the largest Alberta Montney and Duvernay landholder, a prominent light oil producer in Saskatchewan and will leverage the combined asset base and technical expertise to drive improved profitability and superior returns to shareholders.

The companies have entered into a definitive business combination agreement (the "Agreement") to combine in an all-share transaction valued at approximately $15 billion, inclusive of net debt1. Under the terms of the Agreement, Veren shareholders will receive 1.05 common shares of Whitecap for each Veren common share held. The combined company will be led by Whitecap's existing management team under the Whitecap name with four Veren directors to join the Whitecap Board of Directors, including the current President & CEO of Veren, Craig Bryksa. The transaction is expected to close before May 30, 2025.

Grant Fagerheim, Whitecap's President & CEO, stated: "We are excited to bring together two exceptionally strong asset bases to create one world-class energy producer with one of the deepest inventory growth sets of both liquids-rich Montney and Duvernay opportunities, along with conventional light oil opportunities in some of the most profitable plays in the Western Canadian basin. Our combined company will include exceptional technical and support personnel from the two companies in both the office and field and an experienced Board of Directors that prioritizes sustainable and profitable growth to generate strong returns for our combined shareholders. We look forward to bringing Whitecap and Veren together and providing increased value to both sets of shareholders well into the future."

Craig Bryksa, Veren's President & CEO, stated, "This strategic combination unlocks significant value for all shareholders and together positions us as a stronger, more resilient company. With enhanced scale, deep inventory, and increased free funds flow generation, we're building a business with a differentiated competitive advantage. Our combined balance sheet reinforces our financial strength and enhanced credit profile, ensuring the long-term success in an evolving market. Together we're unlocking synergies, creating new opportunities, and setting the stage for sustainable growth."

Strategic Rationale

  Solidified Position Within the Large-Cap Universe: The combined company will have an enterprise value of $15 billion1 and 370,000 boe/d2 (63% liquids) of corporate production with significant overlap across both unconventional and conventional assets. The combined company becomes the largest Canadian light oil focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.
  Significant Size and Scale across the High Impact Montney and Duvernay: The combined company becomes the largest producer in the high margin Kaybob Duvernay and Alberta Montney with approximately 220,000 boe/d of unconventional production. The combined company becomes the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways with 1.5 million acres in Alberta. The combined company boasts over 4,800 total development locations3 in the Montney and Duvernay to drive decades of future production growth.
  Leading Low Decline Light Oil Position in Saskatchewan: The combined company becomes the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The combined business will have 40% of its conventional production under waterflood recovery supporting a decline rate of less than 20% on 150,000 boe/d of production. These foundational assets have approximately 7,000 development locations to support meaningful free funds flow generation into the future.
  Immediate Accretion: The combination is immediately accretive to Whitecap standalone funds flow per share1 (10%) and free funds flow per share1 (26%), before incorporating any benefit from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the combined shareholders.
  Visible Long-Term Synergies: Visible operating, capital and corporate synergies which, in addition to supply chain efficiencies, can generate meaningful savings. Anticipated annual synergies of over $200 million can be achieved independent of commodity prices and will begin to be captured upon closing of the transaction.
  Strong Credit Profile: Exceptional balance sheet with initial leverage of 0.9 times Net Debt to Funds Flow1 which is expected to continue to further strengthen to 0.8 times by year end 2026. Whitecap and Veren both have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS, Inc. ("Morningstar DBRS") and with the strength and increased scale of the combined company the credit profile is expected to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities.
  Pathway for Long-Term Growth and Value Creation: Reaching critical mass that is desirable in public markets increases the potential to expand the combined company's shareholder base and achieve a greater market following. Pro forma scale, risk profile and increased market relevance is expected to drive multiple expansion to valuations that are more closely aligned with the large-cap peers. The combined company will continue to pay Whitecap's annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren shareholders.
  Disciplined Leadership and Governance: The combined business will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to shareholders. The Board of Directors will consist of eleven members, made up of seven directors from Whitecap and four directors from Veren.

Financial Summary

The combined company's production forecast at closing is 370,000 boe/d (63% liquids) and based on commodity prices of US$70/bbl WTI and C$2.00/GJ AECO, the forecast annualized funds flow is $3.8 billion1. After annual capital investments of $2.6 billion4, free funds flow is forecast at $1.2 billion1. Detailed 2025 guidance will be provided on close of the transaction.

Concurrent with entering into the Agreement, Whitecap has received commitments from National Bank of Canada ("NBC") and the Toronto Dominion Bank ("TD") with National Bank Financial Markets and TD Securities, as Joint Bookrunners and Co-Lead Arrangers, for a $500 million increase to the company's existing committed $2.0 billion credit facilities as well as commitments for an additional fully committed $1.0 billion credit facility from NBC, TD, Bank of Montreal, and Bank of Nova Scotia as Joint Bookrunners. On a combined basis, these facilities provide for $3.5 billion in total credit capacity available to Whitecap on closing to support the combination.

Combination Structure Details

The companies have entered into the Agreement to combine in an all-share transaction valued at approximately $15 billion, inclusive of net debt. Under the terms of the Agreement, Veren shareholders will receive 1.05 common shares of Whitecap for each common share of Veren held. Following the close of the transaction, Whitecap shareholders will own approximately 48% and Veren shareholders will own approximately 52% of the total common shares outstanding of the combined company.

It is anticipated that normal course monthly dividend payments will continue to be made by Whitecap and that Veren's first quarter dividend will be paid in the normal course, after which Veren will not pay dividends, provided that, in the event that the transaction closes after May 31, 2025, Veren shareholders will be entitled to a Special Dividend comprised of a monthly dividend declared by the Veren Board and paid by Veren in respect of the month of May and every calendar month thereafter in which the Effective Date does not occur, in the amount of $0.03833 per Veren share (being one-third of Veren's current quarterly dividend per Veren share).

The transaction is structured through a plan of arrangement in respect of the securities of Veren under the Business Corporations Act (Alberta) and is subject to the approval of at least two-thirds of the votes cast by holders of Veren common shares. The issuance of Whitecap common shares pursuant to the arrangement is subject to the approval of the majority of votes cast by holders of Whitecap common shares in connection with the transaction. Closing of the transaction will be subject to approval of the arrangement by the Court of King's Bench of Alberta as well as other customary closing conditions, including the receipt of customary regulatory and Toronto Stock Exchange approvals. The transaction is expected to close before May 30, 2025.

An independent special committee (the "Special Committee") of the Board of Directors of Veren was formed to consider and review the transaction on behalf of the Veren Board of Directors.  Based on, among other things, the unanimous recommendation of the Special Committee, the Board of Directors of Veren unanimously determined that the transaction and the entering into of the Agreement are in the best interests of Veren, the transaction is fair to the Veren shareholders and approved the Agreement, and has unanimously recommended that Veren shareholders vote in favor of the resolution to approve the transaction at the special meeting of Veren shareholders to be held on or about May 6, 2025.

The Board of Directors of Whitecap unanimously determined that the transaction and the entering into of the Agreement are in the best interests of Whitecap, the transaction is fair to the Whitecap shareholders and approved the Agreement, and has unanimously recommended that Whitecap shareholders vote in favour of the resolution to approve the issuance of Whitecap common shares pursuant to the transaction at the special meeting of Whitecap shareholders to be held on or about May 6, 2025.

A joint information circular, which will include details of the transaction, is expected to be mailed to Whitecap and Veren shareholders in mid-April 2025.

Advisors

National Bank Financial Inc. and TD Securities acted as financial advisors to Whitecap. National Bank Financial has provided a verbal opinion to Whitecap that the exchange ratio under the plan of arrangement is fair, from a financial point of view to the Whitecap shareholders and is subject to the assumptions made and the limitations and qualifications in the written opinion of National Bank Financial. Burnet, Duckworth & Palmer LLP is acting as Whitecap's legal advisor for the transaction.

BMO Capital Markets is acting as financial advisor to Veren, and Scotiabank is acting as financial advisor to the Special Committee of Veren. BMO Capital Markets and Scotiabank have each provided a verbal opinion to the Veren Board of Directors and the Special Committee, respectively, that the exchange ratio under the plan of arrangement is fair, from a financial point of view to the Veren shareholders and is subject to the assumptions made and the limitations and qualifications in the written opinions of BMO Capital Markets and Scotiabank. Norton Rose Fulbright Canada LLP is acting as Veren's legal advisor for the transaction and Blake, Cassels & Graydon LLP is acting as legal advisor to the Special Committee.

CONFERENCE CALL AND WEBCAST

Whitecap and Veren will be hosting a joint conference call and webcast to discuss the transaction and will begin promptly at 6:30 am MT (8:30 am ET) on Monday, March 10, 2025.

The conference call dial-in number is: 1-888-510-2154 or (403) 910-0389 or (437) 900-0527

A live webcast of the conference call will be accessible on Whitecap's website at www.wcap.ca and Veren's website at www.vrn.com by selecting "Investors", then "Presentations & Events". Shortly after the live webcast, an archived version will be available on the companies' websites. A presentation regarding the strategic combination of Whitecap and Veren is available on Whitecap's website at www.wcap.ca.

For further information:

Grant Fagerheim, President & CEO or	Craig Bryksa, President & CEO or
Thanh Kang, Senior Vice President & CFO	Ken Lamont, CFO

Whitecap Resources Inc.	Veren Inc.
3800, 525 – 8th Avenue SW	2000, 585 – 8th Avenue SW
Calgary, AB T2P 1G1	Calgary, AB T2P 1G1
(403) 266-0767	(403) 693-0020
www.wcap.ca	www.vrn.com
InvestorRelations@wcap.ca

NOTES
[1]	Annualized funds flow, annualized funds flow diluted ($/share) and net debt are capital management measures. Free funds flow is a non-GAAP financial measure. Free funds flow diluted ($/share) is a non-GAAP ratio. Enterprise value and net debt to funds flow are supplementary financial measures. Refer to the Specified Financial Measures section in this press release for additional disclosure and assumptions.
[2]	Disclosure of production on a per boe basis in this press release consists of the constituent product types and their respective quantities disclosed herein. Refer to Barrel of Oil Equivalency and Production & Product Type Information in this press release for additional disclosure.
[3]	Disclosure of drilling locations in this press release consists of proved, probable, and unbooked locations and their respective quantities on a gross and net basis as disclosed herein. Refer to Drilling Locations in this press release for additional disclosure.
[4]	Capital investments is also referred to as expenditures on property, plant & equipment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable securities laws relating to the combined company's plans and other aspects of our anticipated future operations, management focus, strategies, financial, operating and production results and business opportunities. Forward-looking information typically uses words such as "anticipate", "believe", "continue", "trend", "sustain", "project", "expect", "forecast", "budget", "goal", "guidance", "plan", "objective", "strategy", "target", "intend", "estimate", "potential", or similar words suggesting future outcomes, statements that actions, events or conditions "may", "would", "could" or "will" be taken or occur in the future, including statements about our strategy, plans, focus, objectives, priorities and position; and the strategic rationale for, and anticipated benefits to be derived from, the business combination transaction.

In particular, and without limiting the generality of the foregoing, this press release contains forward-looking information with respect to: the belief that the business combination will create a leading light oil and condensate producer; the belief that following closing of the transaction, the combined company will be the largest Alberta Montney and Duvernay landholder, a prominent light oil producer in Saskatchewan and will leverage the combined asset base and technical expertise to drive improved profitability and superior returns to shareholders; that the transaction will close on the expected terms and expected timing; the belief that bringing together two exceptionally strong asset bases will create one world-class energy producer with one of the deepest inventory growth sets of both liquids-rich Montney and Duvernay opportunities, along with conventional light oil opportunities in some of the most profitable plays in the Western Canadian basin; the belief that  the combined company will include exceptional technical and support personnel from the two companies in both the office and field, as well as an experienced Board of Directors that prioritizes sustainable and profitable growth to generate strong returns for  the combined company shareholders; the belief that bringing together the two companies will result in increased value to both sets of shareholders well into the future; the belief that the strategic combination will unlock significant value for all shareholders and together will position the combined company  as a stronger, more resilient company; the belief that with enhanced scale, deep inventory, and increased free funds flow generation, a business with a differentiated competitive advantage is being built; the belief that the combined balance sheet will reinforce  financial strength and enhanced credit profile, ensuring the long-term success in an evolving market;  the belief that the transaction will unlock synergies, creating new opportunities, and setting the stage for sustainable growth; the forecast for enterprise value and production (including by product type) of the combined company; that the combined company will become the largest Canadian light oil focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential; that the combined company will become the largest producer in the high margin Kaybob Duvernay and Alberta Montney with approximately 220,000 boe/d of unconventional production; that the combined company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways with 1.5 million acres in Alberta; that the combined company will boast over 4,800 total development locations in the Montney and Duvernay to drive decades of future production growth; the belief that the combined company will become the largest producer in Saskatchewan; that the combined business will have 40% of its conventional production under waterflood recovery supporting a decline rate of less than 20%; the belief that the foundational assets have approximately 7,000 development locations to support meaningful free cash flow generation into the future; the forecast that the combination will be immediately accretive to Whitecap standalone funds flow per share (10%) and free funds flow per share (26%), before incorporating any benefit from expected synergies; the belief that the expected immediate accretion highlights increasing sustainability and an enhanced financial outlook for the combined shareholders; the belief that visible operations, capital and corporate synergies which, in addition to supply chain efficiencies, can generate meaningful savings; the forecast for anticipated annual synergies of over $200 million, which are expected to be achieved independent of commodity prices and will begin to be captured upon closing of the transaction; the belief that the combined company's balance sheet will be exceptional with initial leverage of 0.9 times net debt/funds flow, which is expected to continue to further strengthen to 0.8 times by year end 2026; the belief that the strength and increased scale of the combined company will result in an improved credit profile, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities; the belief that reaching critical mass that is desirable in public markets increases the potential to expand the combined company's shareholder base and achieve a greater market; the belief that the pro forma scale, risk profile and increased market relevance is expected to drive multiple expansion to valuations that are more closely aligned with the large-cap peers; that the combined company will pay Whitecap's annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren shareholders; the combined company's expected Board of Directors and executive team following closing of the transaction; the forecast for combined company production at closing (including by product type); forecasts for annualized funds flow and free funds flow at closing at US$70/bbl WTI and $2.00/GJ AECO; the  forecast for annual capital investments; that detailed 2025 guidance will be provided on close of the transaction; the pro forma ownership of the combined company following closing of the transaction; expectations with respect to the anticipated financing that will be available at closing; the belief that normal course dividend payments will continue to be made by Whitecap and Veren until closing, including that if closing of the transaction occurs after May 30, 2025, Veren shareholders are expected to receive a prorated monthly dividend, and similar monthly dividends thereafter until closing; the anticipated timing for holding of the special meeting of Veren shareholders; the anticipated timing for holding of the special meeting of Whitecap shareholders; and the timing of mailing the joint information circular.

The forward-looking information is based on certain key expectations and assumptions made by Whitecap, Veren and management thereof, including: that the conditions to closing of the transaction will be satisfied in a timely manner; that other than the tariffs that came into effect on March 4, 2025 (some of which were subsequently paused on March 6, 2025), neither the U.S. nor Canada (i) increases the rate or scope of such tariffs (if they come into effect in the future), or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the transaction will be completed on the anticipated terms and that it will result in the anticipated benefits thereof; that the anticipated financing will be available at closing on the expected terms; that Whitecap will continue to conduct its operations in a manner consistent with past operations except as specifically noted herein; the general continuance or improvement in current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; expectations and assumptions concerning prevailing and forecast commodity prices, exchange rates, interest rates, inflation rates, applicable royalty rates and tax laws, including the assumptions specifically set forth herein; the ability of OPEC+ nations and other major producers of crude oil to adjust crude oil production levels and thereby manage world crude oil prices; the impact (and the duration thereof) of the ongoing military actions in the Middle East and between Russia and Ukraine and related sanctions on crude oil, NGLs and natural gas prices; the impact of current and forecast foreign exchange rates, inflation rates and/or interest rates on the North American and world economies and the corresponding impact on the combined company's costs and profitability, and on crude oil, NGLs and natural gas prices; future production rates and estimates of operating costs and development capital, including as specifically set forth herein of the combined company; performance of existing and future wells of the combined company; combined company reserves volumes and net present values thereof; anticipated timing and results of combined company capital expenditures/development capital; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the timing and costs of pipeline, storage and facility construction and expansion; the state of the economy and the exploration and production business; results of operations; business prospects and opportunities; the availability and cost of financing and capital, labour and services; future dividend levels and share repurchase levels; the impact of increasing competition; ability to efficiently integrate the business of Veren and Whitecap, and other assets and employees acquired through acquisitions or asset exchange transactions from time to time; ability to market oil and natural gas successfully; ability to access capital and the cost and terms thereof; that the combined company  will not be forced to shut-in production due to weather events such as wildfires, floods, droughts or extreme hot or cold temperatures; the commodity pricing forecasts referred to herein; and that combined company will be successful in defending against previously disclosed and ongoing reassessments received from the Canada Revenue Agency and assessments received from the Alberta Tax and Revenue Administration.

Although we believe that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Whitecap, Veren and the combined company can give no assurance that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. These include, but are not limited to: the risk that the transaction is not completed on the anticipated terms or in the anticipated timing; the risk that the transaction does not result in the anticipated benefits; the risk that the funds that the combined company ultimately return to shareholders through dividends and/or share repurchases is less than currently anticipated and/or is delayed, whether due to the risks identified herein or otherwise; the risk that financing does not occur on the expected terms or timing, or at all; the risk that any of the material assumptions prove to be materially inaccurate, including the combined company forecasts (including for commodity prices); the risk that (i) the U.S. and/or Canadian governments increases the rate or scope of the tariffs effected on March 4, 2025, and were subsequently paused on March 6, 2025, if they come into effect in the future, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the combined company; the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production, including the risk that weather events such as wildfires, flooding, droughts or extreme hot or cold temperatures forces us to shut-in production or otherwise adversely affects the combined company's operations; pandemics and epidemics; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; risks associated with increasing costs, whether due to elevated inflation rates, elevated interest rates, supply chain disruptions or other factors; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; inflation rate fluctuations; marketing and transportation risks; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; the risk that going forward the combined company may be unable to access sufficient capital from internal and external sources on acceptable terms or at all; failure to obtain required regulatory, shareholder and other approvals; reliance on third parties and pipeline systems; changes in legislation, including but not limited to tax laws, tariffs, import or export restrictions or prohibitions, production curtailment, royalties and environmental (including emissions and "greenwashing") regulations; the risk that Whitecap does not successfully defend against previously disclosed and ongoing reassessments received from the Canada Revenue Agency and assessments received from the Alberta Tax and Revenue Administration and are required to pay additional taxes, interest and penalties as a result; and the risk that the amount of future cash dividends paid by the combined company and/or shares repurchased for cancellation by the combined company, if any, will be subject to the discretion of the combined company's Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates, interest rates and inflation rates, contractual restrictions contained in the combined company's debt agreements, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends and/or the repurchase of shares – depending on these and various other factors as disclosed herein or otherwise, many of which will be beyond the combined company's control, dividend policy and/or share buyback policy and, as a result, future cash dividends and/or share buybacks, could be reduced or suspended entirely. Actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that we will derive therefrom. Management has included the above summary of assumptions and risks related to forward-looking information provided in this press release in order to provide security holders with a more complete perspective on the combined company's future operations and such information may not be appropriate for other purposes.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Additional information on these and other factors that could affect Whitecap's, Veren's or the combined company's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR+ website (www.sedarplus.ca).

These forward-looking statements are made as of the date of this press release and we disclaim any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about: the forecast for the value of the transaction; the forecast for the combined enterprise value at close of the transaction; the forecast for funds flow per share and free funds flow per share accretion; the forecast for anticipated annual synergies; the forecast for initial leverage of 0.9 times net debt to funds flow; the forecast for net debt to funds flow of 0.8 times in 2026; the forecast combined company's annual dividend per share; the forecast for the future credit facilities available to the combined company; and the forecast for annual capital investments, funds flow and free funds flow at US$70/bbl WTI and $2.00/GJ AECO; all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. The actual results of operations of the combined company and the resulting financial results will likely vary from the amounts set forth herein and such variation may be material. Whitecap, Veren and their management teams believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, neither Whitecap nor Veren undertake any obligation to update such FOFI. FOFI contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the combined company's anticipated future business operations. Readers are cautioned that the FOFI contained in this press release should not be used for purposes other than for which it is disclosed herein.

OIL AND GAS ADVISORIES

Certain terms used herein but not defined are defined in National Instrument 51-101 ("NI 51-101"), CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards for Disclosure for Oil and Gas Activities ("CSA Staff Notice 51-324") and/or the Canadian Oil and Gas Evaluation ("COGE") Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

Barrel of Oil Equivalency

"Boe" means barrel of oil equivalent. All boe conversions in this press release are derived by converting gas to oil at the ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel ("Bbl") of oil. Boe may be misleading, particularly if used in isolation. A Boe conversion rate of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 Bbl : 6 Mcf, utilizing a conversion ratio of 1 Bbl : 6 Mcf may be misleading as an indication of value.

"Decline rate" is the reduction in the rate of production from one period to the next, expressed on an annual basis. Management of Whitecap uses decline rate to assess future productivity of Whitecap's and the combined company's assets.

Drilling Locations

This press release discloses drilling inventory in two categories: (i) booked locations (proved and probable); and (ii) unbooked locations. Booked locations represent the summation of proved and probable locations, which are derived from McDaniel & Associates Consultants Ltd.'s reserves evaluation effective December 31, 2024 for both Whitecap and Veren, respectively, which were each evaluated or audited in accordance with the COGE Handbook and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the combined company's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

  Of the 4,800 (4,336 net) Montney and Duvernay drilling locations identified herein, 766 (713 net) are proved locations, 270 (254 net) are probable locations, and 3,764 (3,369 net) are unbooked locations.
  Of the 7,000 (6,201 net) conventional drilling locations identified herein, 1,968 (1,722 net) are proved locations, 554 (513 net) are probable locations, and 4,478 (3,966 net) are unbooked locations.

Unbooked locations consist of drilling locations that have been identified by management as an estimation of the multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the combined company will drill all of these drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the combined company drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Production & Product Type Information

References to petroleum, crude oil, natural gas liquids ("NGLs"), natural gas and average daily production in this press release refer to the light and medium crude oil, tight crude oil, conventional natural gas, shale gas and NGLs product types, as applicable, as defined in NI 51-101, except as noted below.

NI 51-101 includes condensate within the NGLs product type. Whitecap and Veren have disclosed condensate as combined with crude oil and separately from other NGLs since the price of condensate as compared to other NGLs is currently significantly higher and Whitecap and Veren believe that this crude oil and condensate presentation provides a more accurate description of the combined companies' operations and results therefrom. Crude oil therefore refers to light oil, medium oil, tight oil and condensate. NGLs refers to ethane, propane, butane and pentane combined. Natural gas refers to conventional natural gas and shale gas combined. Liquids refers to crude oil and NGLs combined.

The combined company's average daily production, the combined company's Montney and Duvernay production, and the combined company's conventional production disclosed in this press release consists of the following product types, as defined in NI 51-101 (other than as noted above with respect to condensate) and using a conversion ratio of 1 Bbl : 6 Mcf where applicable:

	Combined Company	Montney & Duvernay	Conventional
Light and medium oil (bbls/d)	105,000	-	105,000
Tight oil (bbls/d)	92,500	92,500	-
Crude oil (bbls/d)	197,500	92,500	105,000

NGLs (bbls/d)	37,000	20,000	17,000

Shale gas (Mcf/d)	645,000	645,000	-
Conventional natural gas (Mcf/d)	168,000	-	168,000
Natural gas (Mcf/d)	813,000	645,000	168,000

Total (boe/d)	370,000	220,000	150,000

SPECIFIED FINANCIAL MEASURES

This press release includes various specified financial measures, including non-GAAP financial measures, non-GAAP ratios, capital management measures and supplementary financial measures as further described herein. These financial measures are not standardized financial measures under International Financial Reporting Standards ("IFRS Accounting Standards" or, alternatively, "GAAP") and, therefore, may not be comparable with the calculation of similar financial measures disclosed by other companies. For an explanation of the composition of such financial measures and how they provide useful information to an investor and qualitative reconciliations to the applicable GAAP measures, see Whitecap's and Veren's MD&A for the year ended December 31, 2024 available online at www.sedarplus.ca.

"Enterprise value" is a supplementary financial measure and is calculated as market capitalization plus net debt. Management believes that enterprise value provides a useful measure of the market value of the combined company's debt and equity. Market capitalization is a supplementary financial measure.

"Free funds flow" is a non-GAAP financial measure calculated as funds flow less expenditures on property, plant and equipment ("PP&E"). Management believes that free funds flow provides a useful measure of the combined company's ability to increase returns to shareholders and to grow the combined company's business. Free funds flow is not a standardized financial measure under IFRS Accounting Standards and, therefore, may not be comparable with the calculation of similar financial measures disclosed by other entities. The most directly comparable financial measure to free funds flow disclosed in Whitecap's primary financial statements is cash flow from operating activities. Refer to the "Cash Flow from Operating Activities, Funds Flow and Free Funds Flow" section of Whitecap's management's discussion and analysis for the three months and year ended December 31, 2024 which is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca.

"Free funds flow diluted ($/share)" is a non-GAAP ratio calculated by dividing free funds flow by the weighted average number of diluted shares outstanding for the relevant period. Free funds flow is a non-GAAP financial measure component of free funds flow diluted ($/share).

"Funds flow" and "funds flow diluted ($/share)" are capital management measures and are key measures of operating performance as they demonstrate the combined company's ability to generate the cash necessary to pay dividends, repay debt, make capital investments, and/or to repurchase common shares under the combined company's normal course issuer bid. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, funds flow, and funds flow diluted ($/share) provide useful measures of the combined company's ability to generate cash that are not subject to short-term movements in non-cash operating working capital. Whitecap reports funds flow in total and on a per share basis (diluted), which is calculated by dividing funds flow by the weighted average number of diluted shares outstanding for the relevant period. See Note 5(e)(ii) "Capital Management – Funds Flow" in Whitecap's audited annual consolidated financial statements for the year ended December 31, 2024 for additional disclosures.

"Market capitalization" is a supplementary financial measure and is calculated as the current share price multiplied by the number of shares outstanding at the end of the period. Management believes that market capitalization provides a useful measure of the market value of the combined company's equity.

"Net Debt" is a capital management measure that management considers to be key to assessing the combined company's liquidity. See Note 5(e)(i) "Capital Management – Net Debt and Total Capitalization" in Whitecap's audited annual consolidated financial statements for the year ended December 31, 2024 for additional disclosures.

"Net Debt to funds flow" is a supplementary financial measure determined by dividing net debt by funds flow. Net debt to funds flow is not a standardized measure and, therefore, may not be comparable with the calculation of similar measures by other entities.

Per Share Amounts

Per share amounts noted in this press release are based on fully diluted shares outstanding unless noted otherwise.

Dividends

The combined company's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the combined company's shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board of Directors of the combined company and may depend on a variety of factors, including, without limitation, the combined company's business performance, financial condition, financial requirements, growth plans, expected capital requirements, tariffs affecting the export of crude oil and natural gas to the U.S., and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the combined company under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Board of Directors of the combined company. There can be no assurance that the combined company will pay dividends in the future.

View original content:https://www.prnewswire.com/news-releases/whitecap-resources-and-veren-to-combine-in-a-15-billion-transaction-to-create-a-leading-canadian-light-oil-and-condensate-producer-302396633.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2025/10/c4732.html

%CIK: 0001545851

CO: Veren Inc.

CNW 06:00e 10-MAR-25